Exhibit (a)(5)(A)

NEWS RELEASE

EQT INCREASES ITS CORE MARCELLUS ACREAGE POSITION

Acquiring Approximately 60,000 acres for $683 million in concurrent transactions

PITTSBURGH—(BUSINESS WIRE)—EQT Corporation (NYSE: EQT), today, announced that it has signed definitive agreements, in related transactions, to acquire additional core Marcellus acreage, consisting of — 42,600 net acres and current natural gas production of approximately 42 MMcfe per day from Trans Energy, Inc. (Trans Energy) and entities affiliated with Republic Energy (Republic) for an aggregate purchase price of $513 million; and 17,000 net acres and current natural gas production of approximately 2 MMcfe per day from a third-party for $170 million. The transactions are expected to close by year-end 2016. EQT will finance the acquisitions with cash-on-hand.

Combined, these acquisitions add a sizeable amount of acreage to EQT’s core development area and complement EQT’s operations in West Virginia and Pennsylvania. Much of this acreage is contiguous with EQT’s existing acreage; therefore, lateral lengths can now be extended from 2,750 feet to 6,000 feet, on average, for roughly 190 existing EQT locations — delivering operational synergies that will reduce overall costs and deliver stronger well economics.

Trans Energy and Republic Energy

The 42,600 net acre acquisition in West Virginia includes approximately 250 undeveloped locations that are expected to have an average lateral length of 5,700 feet. Also included are drilling rights on an estimated 29,000 deep Utica acres. The acreage has an 85% net revenue interest and 89% is either held by production or has lease expiration terms that extend beyond 2018.

The transaction includes 42 Marcellus wells, 33 of which are currently producing 42 MMcfe per day — four that are completed and not turned-in-line; and five that are drilled but not completed.

Third-Party

The 17,000 net Marcellus acreage acquisition in Pennsylvania includes approximately 97 undeveloped locations that are expected to have an average lateral length of 4,600 feet. Also included are drilling rights on an estimated 10,300 deep Utica acres. The acreage has an 85% net revenue interest and 96% is either held by production or has lease expiration terms that extend beyond 2018.

The transaction includes two Marcellus wells that are currently producing 2 MMcfe per day.

Transactions Breakdown:

Location	Net acres	Undeveloped acres
West Virginia	42,600	39,000
Marion	19,000	17,900
Wetzel	12,300	11,500
Marshall	11,300	9,600

Pennsylvania	17,000	16,800
Washington	13,100	12,900
Westmoreland	3,400	3,400
Greene	500	500

NEWS RELEASE

As part of EQT’s consolidation strategy, during 2016 EQT has increased its core Marcellus position by 143,000 acres, or 55%, for a total of 400,000 acres, including the recent acquisitions. In summary, over the past four years, EQT has acquired 230,000 core Marcellus acres and has developed 44,000 acres, resulting in a net increase of 186,000 acres. EQT now has 3,680 undeveloped core Marcellus well locations.

Under the terms of the Trans Energy merger agreement, EQT has agreed to commence a tender offer, through a wholly owned subsidiary, to acquire all of the outstanding shares of Trans Energy’s common stock for $3.58 per share in cash. The closing of the tender offer is subject to certain conditions, including the tender of a number of Trans Energy shares that, together with shares owned by EQT and its affiliates, represents at least a majority of the total number of Trans Energy outstanding shares. The closing is also subject to the consummation of the transaction with Republic described in this release and other customary conditions. The boards of directors of both EQT and Trans Energy have unanimously approved the terms of the merger agreement, and the board of directors of Trans Energy has resolved to recommend that Trans Energy’s shareholders accept the offer, once it is commenced. Following the completion of the tender offer, EQT will merge its wholly owned subsidiary into Trans Energy, and Trans Energy will survive as a wholly owned subsidiary of EQT.

About EQT Corporation:

EQT Corporation is an integrated energy company with emphasis on Appalachian area natural gas production, gathering, and transmission. With more than 125 years of experience, EQT continues to be a leader in the use of advanced horizontal drilling technology — designed to minimize the potential impact of drilling-related activities and reduce the overall environmental footprint. Through safe and responsible operations, the Company is committed to meeting the country’s growing demand for clean-burning energy, while continuing to provide a rewarding workplace and enrich the communities where its employees live and work. EQT also owns a 90% limited partner interest in EQT GP Holdings, LP. EQT GP Holdings, LP owns the general partner interest, all of the incentive distribution rights, and a portion of the limited partner interests in EQT Midstream Partners, LP.

Visit EQT Corporation at www.EQT.com.

Additional Information

This news release and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Trans Energy’s common stock. The tender offer referenced in this news release has not commenced. Upon commencement of the tender offer, EQT Corporation, and its wholly-owned subsidiary, WV Merger Sub, Inc. (Merger Sub), will file with the U.S. Securities and Exchange Commission (SEC) a Tender Offer Statement on Schedule TO containing an offer to purchase (Offer to Purchase), a form of letter of transmittal (Letter of Transmittal) and other related documents and, thereafter, Trans Energy will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D9 with respect to the tender offer. EQT, Merger Sub and Trans Energy intend to mail documents to the shareholders of Trans Energy. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND TRANS ENERGY SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Trans Energy will be able to obtain a free copy of these documents (when they become available) and other documents filed by Trans Energy, EQT or Merger Sub with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Trans Energy may obtain a free copy of these documents (when they become available) by visiting the “Investors” section of Trans Energy’s website at http://www.transenergyinc.com/investors.

NEWS RELEASE

The Offer to Purchase is not being made to holders of (nor will tenders be accepted from or on behalf of holders of) shares of Trans Energy’s common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub or EQT.

Cautionary Statements

Disclosures in this news release contain certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this news release specifically include the expectations  regarding the announced transactions and the operational performance of EQT and its subsidiaries, including the ability of EQT to complete, and the  timing of the closing of, each of the transactions, guidance regarding production and sales volumes, capital expenditures, operating cash flows, reserves, the number of drilling locations and related average  lateral length, estimated deep Utica and Upper Devonian acres, EQT’s ability to extend the lateral length of existing drilling locations as a result of the transactions, well costs and economics, and the allocation of the purchase price among undeveloped acreage and producing wells. The forward looking statements included in this news release involve risks and uncertainties that could cause actual results to differ materially from projected results.  Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. EQT has based these forward-looking statements on current expectations and assumptions about future events. While EQT considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s control. The risks and uncertainties that may affect the operations, performance and results of EQT’s business and forward-looking statements include, but are not limited to, those set forth under Item 1A, “Risk Factors” in EQT’s Annual Report on Form 10-K for the year ended December 31, 2015 and in other reports by EQT on file with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made and EQT does not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

EQT analyst inquiries contact:

Patrick Kane — Chief Investor Relations Officer

412.553.7833

pkane@eqt.com

EQT Midstream Partners / EQT GP Holdings analyst inquiries contact:

Nate Tetlow — Investor Relations Director

412.553.5834

ntetlow@eqt.com

Media inquiries contact:

Natalie Cox — Corporate Director, Communications

412.395.3941

ncox@eqt.com

Source:  EQT